MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * (303) 431-1567 Fax

                                 March 12, 2015


Securities and Exchange Commission
Attn:  H. Roger Schwall, Assistant Director
Division of Corporation Finance
Mail Stop 3561
Washington, D.C.  20549

         Re: T-Rex Oil, Inc.
         Current Report on Form 8-K12G3
         Filed December 24, 2014
         File No. 0-51425


Dear Mr. Schwall:

         In response to your first comment letter on the above Form 8-K12G3, we have prepared and filed an Amended Form 8-K12G3 and are providing a marked copy showing the amendments herewith. The following provides detail of our amendments or responses to your comments as otherwise appropriate.

GENERAL
-------

         1. We note you are registering a succession by merger pursuant to Rule 12g-3(a). We further note that this merger was precipitated by the acquisition of 129,851,356 shares, or 52%, of your common stock by Terex Energy Corporation in August 2014 and that you filed a Form 8-K on August 21, 2014 to reflect a change of control and change in "shell company" status. As these two transactions appear to be linked, please revise your disclosure under Item 2.01(f) to provide or incorporate by reference the information that would be required under Form 10 pursuant to the Securities Exchange Act. For example, please provide the all disclosure required by Items 103, 401, 402 and 702 of Regulation S-K. For instance, we note that you have not provided a biographical sketch for Allen Heim, your VP of Operations, and that you disclose in the Form 8-K filed August 21, 2014 that Mr. Walford is your Acting Chief Financial Officer. In the alternative, please provide analysis as to why such disclosure is not required.


ANSWER: The requested sections with additional information have been added to the document starting at the section marked "comment #1." A section regarding legal proceedings, Item 103 noted above, was previously included in the document on page 11, so additional information on this item was not added.

         2. In addition, as you are registering a succession on Form 8-K, please remove all reference or indication that shares are being issued pursuant to an offering. For example, we note your disclosure that you will "not receive proceeds from this offering" at page 17 and the "price of [y]our shares has been determined arbitrarily" at page 23.

ANSWER: Changes have been made throughout the document to correct references to an offering.

         3. You disclose on the cover page and elsewhere in the Form 8-K that you are incorporated in the State of Nevada and subject to the rules and regulations thereof. However, the Articles of Merger filed as Exhibit 3.2 and Statement of Merger filed as Exhibit 3.3 to your From 8-K filed October 31, 2014 reflect you reincorporated into the State of Colorado effective October 20, 2014. Please advise or revise.

ANSWER: The State of Incorporation is Colorado and has been corrected in the document to reflect this.

         4. We note you disclose at page 18 of your Form 8-K that you are an emerging growth company. Please tell us why you believe you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. In that regard, we note that a Form S-1 for Rancher Energy Corp. was declared effective October 31, 2007.

ANSWER: This disclosure has been removed where marked "comment #4."

SUMMARY OF OIL AND NATURAL GAS PROPERTIES AND PROJECTS, PAGE 5
--------------------------------------------------------------
DEVELOPED AND UNDEVELOPED ACREAGE, PAGE 6
-----------------------------------------

         5. We note the summation of the individual figures relating to the gross undeveloped acres for Covenant Mondo, Cole Creek and Burke Ranch does not correlate to the total gross undeveloped acres disclosed. Please advise or revise your disclosure regarding the inconsistency in your figures.

ANSWER: The inconsistency in the table has been corrected.

         6. Please expand the tabular disclosure of your acreage to present the net amounts of your undeveloped acreage. In addition, as part of your expanded disclosure, please include the expiration dates relating to material amounts of your undeveloped acreage. Refer to the disclosure requirements for undeveloped acreage under Item 1208(b) of Regulation S-K.

ANSWER: The table has been expanded to include the net undeveloped acreage.

PRODUCTIVE WILLS, PAGE 6
------------------------

         7. Please advise or revise your disclosure to present the number of net productive gas wells relating to the seven gross wells in Cole Creek. Refer to
Item 1208(a) of Regulation S-K. Also clarify for us and in your disclosure, the reason that you have not disclosed reserves or production relating to your productive natural gas wells pursuant to Items 1202 and 1204 of Regulation S-K, respectively.

ANSWER: T-Rex does not currently own a working interest in a productive natural gas well at Cole Creek, and the table has been revised to reflect this. The Company does have a working interest in the undeveloped acreage, and "there are up to 7 undrilled Shannon locations" at Cole Creek, however, the wells have not been drilled as of yet. As such, reserves and/or production relating to the wells have not been disclosed.

COMPANY PROJECTS, PAGE 7
------------------------

         8. Please clarify for us and in your disclosure the status of your legal rights to an ownership interest in the Cole Creek Field, Burke Ranch Unit, Niobrara/Codell Acreage and the Miller Prospect as of the date of your filing. Also file as exhibits to the amended Form 8-K, the contracts providing legal ownership pursuant to Item 601(b)(10) of Regulation S-K. If you have not established legal ownership interests as of the date of your current or amended filing on Form 8-K, please revise to remove your disclosure of the undeveloped acreage relating to the Cole Creek Field and Burke Ranch Unit.

ANSWER: The legal ownership interests have been clarified beginning at the statements marked "comment #8."

         9. You provide disclosure of various quantitative estimates such as:

         o the 150,000,000 barrels of oil attributed to the Covenant Field and the 450 to 1100 feet of potential pay in the Navajo Sandstone for Covenant Mondo,

         o the reservoir evaluation projections of original oil in place and the expected incremental recovery amounts relating to secondary and CO2 for the Shannon Formation in the Cole Creek Field,

         o the engineered reserves relating to the Dakota reservoir original and remaining oil in place (OOIP) in the Burke Ranch Unit, and

         o the estimated ultimate recovery (EUR) of 250,000 to 400,000 barrels of oil equivalent (BOE) per well relating to the Niobrara/Codell Acreage.

Please note the Instruction to Item 1202 of Regulation S-K generally prohibits disclosure in any document publically filed with the Commission of the estimates and/or the values of oil or gas resources other than reserves. If your estimates do not fulfill the requirements to be classified as reserves under Rule 4-10(a) of Regulation S-X, please revise your filing in each occurrence to exclude such disclosure.

ANSWER: The statements have been revised where necessary to remove these prohibited disclosures.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS
-------------------------------------------

         10. Please file or incorporate by reference to the amended Form 8-K all exhibits required by Item 601(b) of Regulation S-K, including material contracts pursuant to Item 601(b)(10) of Regulation S-K. For example, we refer you to the consulting and/or corporate advisor agreements with Donald Walford and Martin

Gottlob referenced at page 11 and the Participation Agreement with Trans-Western Petroleum Ltd. and the Registration Rights Agreement referenced in Section 21 of your Form of Exchange Agreement and Representations.

ANSWER: The requisite material contracts and agreements are attached as Exhibits to this amended filing.


We hope these amendments meet with your approval.


                                                     Sincerely,

                                                     /s/ Michael A. Littman

                                                     Michael A. Littman



































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